UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. ___)

Orbcomm Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

68555P100
(CUSIP Number)

March 1, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Portsea Master Fund, a sub-fund of Portsea Master Fund SICAV Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Malta
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,859,301
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,859,301
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,859,301 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%
12	TYPE OF REPORTING (SEE INSTRUCTIONS) FI

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Portsea Asset Management LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,657,151
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,657,151
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,657,151 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6%
12	TYPE OF REPORTING (SEE INSTRUCTIONS) OO

Item 1(a).	Name of Issuer: Orbcomm Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 395 W. Passaic Street, Suite 325 Rochelle Park, NJ 07662
Item 2(a).	Name of Person(s) Filing Portsea Master Fund, a sub-fund of Portsea Master Fund SICAV Ltd ("Portsea Master Fund") Portsea Asset Management LLP
Item 2(b).
Address of Principal Business Office or, if None, Residence:

Portsea Master Fund
The Trust Office Suite, 5 St. Frederick Street
Valletta VLT 1470
Malta

Portsea Asset Management LLP
17 Dominion Street
London, EC2M 2EF
United Kingdom

Item 2(c).	Citizenship: Portsea Master Fund is organized under the laws of Malta. Portsea Asset Management LLP is organized under the laws of the United Kingdom.
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 68555P100

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);*

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

* With respect to Portsea Asset Management LLP only.

Portsea Asset Management LLP is an Authorised Firm regulated by the UK Financial Conduct Authority.

Item 4.	Ownership:
(a) Amount beneficially owned: See item 9 of each cover page.*
(b) Percent of class: See Item 11 of each cover page.*
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Item 5 of each cover page.*
(ii) Shared power to vote or to direct the vote: See Item 6 of each cover page.*
(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.*
(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.*
Item 5.
Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable
Item 8.	Identification and Classification of Members of the Group: Not Applicable
Item 9.	Notice of Dissolution of Group: Not Applicable

* Portsea Asset Management LLP ("Portsea") is deemed to be the beneficial owner of 5,657,151 shares, or 7.6% of the common stock outstanding as a result of acting as investment adviser to Portsea Master Fund, a sub-fund of Portsea Master Fund SICAV Ltd (the “Master Fund”) and various clients (together with Portsea and the Master Fund, the "Reporting Persons").  The Master Fund for which Portsea acts as investment adviser, may be deemed to beneficially own, 3,859,301 shares, or 5.2% of the common stock outstanding.  By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Master Fund. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

The beneficial ownership percentage reported herein is based on 74,759,482 Shares issued and outstanding as of February 26, 2018, as disclosed in the Issuer’s Form 10-K for the fiscal year ended December 31, 2017, as filed with the Securities and Exchange Commission on March 1, 2018.

Item 10.
Certification:

Each of the Reporting Persons hereby makes the following certification:

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

       Portsea Asset Management LLP also makes the following certification:

       By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to an Authorised Firm regulated by the UK Financial Conduct Authority is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 8th day of March, 2018.

Portsea Master Fund, a sub-fund of Portsea Master Fund SICAV Ltd

By:	/s/ Chris Fincke
By: Chris Fincke
Title: Director

Portsea Asset Management LLP

By:	/s/ Cyrus de Weck
By: Cyrus de Weck
Title: Managing Member

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of common stock of Orbcomm Inc. that the Schedule 13G to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 8th day of March, 2018.

Portsea Master Fund, a sub-fund of Portsea Master Fund SICAV Ltd

By:	/s/ Chris Fincke
By: Chris Fincke
Title: Director

Portsea Asset Management LLP

By:	/s/ Cyrus de Weck
By: Cyrus de Weck
Title: Managing Member